-FOR IMMEDIATE RELEASE-
ELRON ELECTRONIC INDUSTRIES ANNOUNCES
FOURTH QUARTER AND FULL YEAR 2008 RESULTS
DORON BIRGER RESIGNS FROM POSITION AS PRESIDENT & CEO
DR. ZVIKA SLOVIN AND MR. ARI BRONSHTEIN APPOINTED AS JOINT-CEOS
     Tel Aviv, Israel, March 11, 2009 — Elron Electronic Industries Ltd. (Nasdaq: and TASE: ELRN) (“Elron” or the “Company”) today reported financial results for the fourth quarter and full year of 2008.
Elron’s net loss in the fourth quarter and full year of 2008 amounted to $34.6 million, or $1.17 per share, and $86.2 million, or $2.91 per share, respectively.
Elron’s net loss in the fourth quarter and full year of 2007 amounted to $20.4 million, or $0.69 per share, and $37.1 million, or $1.25 per share, respectively.
     The net loss reported in the fourth quarter and full year of 2008 resulted mainly from $31.8 million and $76.0 million of losses, respectively, recorded with respect to Elron’s group companies, which included impairment charges in Elron’s investments in certain of its group companies in the aggregate amount of $17.1 million and $28.6 million, respectively, resulting, among other things, from the ongoing global financial crisis and economic downturn, despite business or technological progress made by Elron’s group companies.
     Elron’s Board of Directors decided on certain measures whose purpose is to align the Company with the current market conditions. These measures include cost savings and entering into a services agreement with Elron’s principal shareholder, Discount Investment Corporation Ltd. (“DIC).
     Doron Birger Resigns from Position as President & CEO and Will Continue to Serve as a Director in Given Imaging and Medingo.
     Arie Mientkavich, Chairman of the Board of Directors of Elron, expressed his gratitude to Doron Birger, who has served for over 14 years at Elron, seven of which as President & CEO. During this period, Elron experienced growth, with investments in a number of promising companies in the fields of medical devices, information and communication technologies and cleantech. “We wish Doron the best of success in his next endeavors and would like to express our appreciation for his contribution to the company over the last decade. Mr. Birger will continue to serve as a director on Elron’s behalf in two of its core group companies, Given Imaging and Medingo.”
     Doron Birger commented: “Elron currently has holdings in a first-rate group of public and private companies engaged in the development of breakthrough technologies, some of which have the potential to become leaders in their field. The ongoing financial crisis is one of the most severe seen by the world, and
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Elron’s companies are taking the necessary measures to cope with today’s challenges, keeping a tight rein on expenses, without compromising R&D activities, product launch or revenue growth.”
     The position of CEO is to be jointly filled by Dr. Zvika Slovin, currently Vice President of Medical Devices & Life Science, and Mr. Ari Bronshtein, who will continue to serve as Vice President of DIC.
     Dr. Zvika Slovin joined Elron as Vice President in 2008, prior to which he founded, managed and developed such Israeli start-up companies as RDC Communications, Gnome, Tactile Technologies and QuantomiX, ultimately leading them to exits to international corporations.
     Mr. Ari Bronshtein joined DIC as Vice President in 2006, prior to which he served as Vice President and Head of the Economics and Business Development division of TASE-listed Bezeq, Israel’s national landline operator. Mr. Bronshtein currently serves as a director in Elron and in several of IDB’s group companies, among them, CellCom Israel (NYSE, TASE: CEL), the largest cellular operator in Israel, and Hadera Papers (TASE, AMEX: AIP), the leading Israeli manufacturer and marketer of paper and paper products.
     Zvika Slovin commented: “Elron has a promising group of companies with the potential to create significant value over the next few years. The global financial crisis and its adverse effects, particularly in the hi-tech sector, create challenges for our group companies. Elron will continue to actively cultivate its companies, while adapting their operations to the current market environment.”
     Ari Bronshtein further commented: “We are confident that the professional skills and experience of DIC’s management team will benefit Elron in coping with the many tasks that lay ahead, and in increasing its efficiency and saving costs in the face of the current financial crisis.”
     Elron’s Board of Director Decided to Enter into a Service Agreement with DIC:
     Under the agreement, which is subject to the approval of Elron’s shareholders at a special general meeting to be called in the near future, for a period of three years Elron will receive general managerial and administrative services from a DIC management team which will assist the Company. For these services Elron will pay DIC an annual fee currently equal to $1.1 million.
     In connection with these changes, employees of Elron will join DIC. Concurrently, certain of Elron’s Vice Presidents will leave their positions. Ms. Rinat Remler will continue to serve as Elron’s Vice President & CFO.
     Notable Developments During 2008 and Subsequently:
     Accelerating Revenues. Elron’s group of companies continue to develop and grow their revenues, with Given Imaging announcing an increase in revenues from $112.8 million during 2007 to $125.1 million in 2008, Starling receiving initial orders for its antenna systems for both air and land applications, Wavion increasing its revenues significantly during the last year, and Teledata Networks Ltd. continuing to win significant orders
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throughout the year. Teledata, a provider of access network solutions and products for telecom service providers, increased its revenues from $36.3 million in 2007 to $49.3 million in 2008, and has a wide installed base spanning millions of lines in over 50 countries worldwide.
     Investments. In light of the business developments achieved by the majority of our group companies, and in spite of the global financial crisis, Elron continued in 2008 to invest in its group companies an amount of approximately $80 million.
     Capital Raisings. Several of Elron’s group companies completed external financing rounds during 2008, among them, Aqwise, Safend and PLYmedia. Most notable was BrainsGate, a developer of electrical stimulation based therapies for central nervous system diseases, which completed a $27.5 million financing round led by Johnson & Johnson Development Corporation joined by Elron and VC-Fund Agate Medical Investments LP.
     Progress in R&D. Elron’s younger companies, such as NuLens Ltd., BrainsGate and Pocared, have made significant progress in the development of their products. Medingo, a developer of an insulin micro-pump for people with diabetes, submitted its 510K application for market approval to the FDA in January of 2009.
     Liquidity & Shareholders’ Equity:
     As of December 31, 2008, Elron’s cash amounted to approximately $4.0 million compared with $55.2 million at December 31, 2007. As of December 31, 2008, Elron’s long-term loans amounted to $36.0 million of which $6.0 million were provided by DIC.
     Shareholders’ equity at December 31, 2008, was approximately $177.4 million, which represented approximately 68% of Elron’s total assets, compared to approximately $265.8 million, representing approximately 89% of Elron’s total assets at December 31, 2007.
     Financial Statements and MD&A:
     The complete set of financial statements as of December 31, 2008, and the Management Report for 2008 will be released on Thursday, March 12, 2009. The filing will be available online on the SEC’s website at www.sec.gov or on the Company’s website at www.elron.com.
     Conference Call Details:
     Elron will be hosting a conference call on Thursday, March 12, 2009 at 10:00 am EDT (7:00am PDT, 2:00pm UK time, 4:00 pm Israel time) to discuss its fourth quarter 2008 results. To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences.
     US: 1 888 723 3164, UK: 0 808 101 2717; Israel: 03 918 0610; International: +972 3 918 0610.
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     For your convenience, a replay of the call will be available for two days following the call. The replay numbers are: 1 888 326 9310 (US), 0 800 028 6837 (UK) and +972 3 925 5937 (International). A replay of the call will also be available from a link on Elron’s website — www.elron.com, under Investor Relations.
     About Elron Electronic Industries:
Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron’s group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com
Company Contact:
Rinat Remler, Vice President & CFO
Elron Electronic Industries Ltd.
Tel. 972-3-607555
elron@elron.net
Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in the Company’s Annual Report on Form 20-F and other periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider. The restricted availability of financing for young technology companies, the limited availability of profitable “exits” and the increased volatility in the securities markets may affect our business results and compliance with bank covenants.
**** FINANCIAL TABLES FOLLOW ****
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ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
     In thousands of U.S. Dollars

	Year ended
	December 31,
	2008	2007

ASSETS
Total current assets	$26,428	$82,406

INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliated companies	148,407	131,351
Investments in other companies and long-term receivables	70,833	73,718
Deferred taxes	—	2,204
Severance pay deposits	2,942	1,808

Total investments and long-term receivables	222,182	209,081

PROPERTY AND EQUIPMENT, NET	4,582	1,936

INTANGIBLE ASSETS	7,457	5,524

Total assets	$260,649	$298,947

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	$19,166	$21,448

LONG-TERM LIABILITIES
Long-term loans from banks and others	41,238	2,244
Accrued severance pay and retirement obligations	4,137	2,451
Convertible debentures	2,161	—
Deferred taxes	—	373

Total long-term liabilities	47,536	5,068

MINORITY INTEREST	16,530	6,614

Total Shareholders’ equity	177,417	265,817

Total liabilities and shareholders’ equity	$260,649	$298,947

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ELRON ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
     In thousands of U.S. Dollars, except share and per share data

	Year ended
	December 31,
	2008	2007

INCOME
Net revenues	$6,237	$4,371
Equity in losses of affiliated companies	(15,984)	(20,416)
Gain (loss) from disposal of businesses and affiliated companies and changes in holdings in affiliated companies, net	(44)	14,854
Other expenses, net	(27,941)	(3,214)
Financial income, net	1,678	3,945

	(36,054)	(460)

COSTS AND EXPENSES	63,998	34,341

Loss before taxes on income	(100,052)	(34,801)
Taxes on income	(1,269)	(7,544)

Loss after taxes on income	(101,321)	(42,345)
Minority interest in losses of subsidiaries	15,167	5,250

Net loss	$(86,154)	$(37,095)

Basic Loss per share	$(2.91)	$(1.25)

Weighted average number of ordinary shares used in computing basic net loss per share (thousands)	29,619	29,619

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